press release

ArcelorMittal Europe reports €145m operating profit for 2015

5 February 2016

ArcelorMittal Europe today announced its results for the full year 2015 and the fourth quarter ended 31 December 2015.

For the full year 2015, the Europe segment reported an operating profit of €145m. This compares with an operating profit of €549m in 2014, reflecting the impact of lower steel prices on the business. Full-year Ebitda for 2015 was €2,158m, compared with €1,730m in 2014.

For the fourth quarter of 2015, ArcelorMittal Europe recorded an operating loss of €465m, compared with a profit of €122m for the same quarter in 2014. However the Q4 2015 performance was impacted by impairments of €366m, primarily in connection with the temporary idling of ArcelorMittal Sestao in Spain, as well as €316m of inventory write-downs following the rapid decline of steel prices.

Ebitda in Q4 2015 improved by 12.5% year-on-year, mainly due to lower costs and efficiency improvements partly offset by lower average steel selling prices (-10.2%) and lower steel shipments (-1.4%).

In terms of production, crude steel production fell by 8.2% to 10 million tonnes in the final quarter of 2015, compared with the previous quarter, primarily due to lower demand and maintenance works including the reline of a blast furnace in Dunkirk, France, and repairs to a blast furnace in Gent, Belgium.

The business’ 2015 performance has been significantly impacted by the drop in steel prices in Europe, as a result of lower demand in China which has caused record levels of unfairly priced imports into the European Union.

ArcelorMittal, together with all steel producers in Europe, has been consistently calling for the European Union to use trade defence instruments to impose tariffs on unfairly priced steel imports, in order to ensure a long-term future for the steel industry in Europe.

Commenting, Aditya Mittal, CEO ArcelorMittal Europe, said:

“ArcelorMittal Europe has today reported an operating profit of €145m for 2015, but we recorded an operating loss of €465m for the fourth quarter of the year, which included €316m of exceptional charges relating to the write-down of inventories following the rapid decline of steel prices. We have now recorded two consecutive quarterly losses as a result of this price deterioration in the second half of the year, following six consecutive quarters of profit. It is now widely known that the steel industry in Europe is suffering as a result of record levels of low-priced unfair imports.”

In terms of the economic outlook, ArcelorMittal expects the modest European economic recovery to continue in 2016, with EU28 GDP growth up to 1.9% year-on-year from 1.8% in 2015. Real steel consumption is expected to continue to grow in 2016, but a build-up of stocks has led to a lower apparent steel consumption (ASC) forecast, of below 1%.

Forward-Looking Statements

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